UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NexImmune, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

65344D109

(CUSIP Number)

February 11, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G Template

CUSIP No. 65344D109	Page 2 of 5 Pages

(1)	Names of reporting persons Louise F. Brady
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,563,124
	(6)	Shared voting power
	(7)	Sole dispositive power 16,778
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 1,563,124
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.88%
(12)	Type of reporting person (see instructions) IN

Schedule 13G Template

Page 3 of 5 Pages

Item 1(a) Name of issuer:

NexImmune, Inc.

Item 1(b) Address of issuer’s principal executive offices:

9119 Gaither Road, Gaithersburg, Maryland 20877

2(a) Name of person filing:

Louise F. Brady

2(b) Address or principal business office or, if none, residence:

300 N Greene Street, Suite 1750, Greensboro, North Carolina 27401

2(c) Citizenship:

United States of America

2(d) Title of class of securities:

Common Stock, $0.0001 par value per share

2(e) CUSIP No.:

65344D109

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [    ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [    ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [    ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [    ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [    ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,563,124.

Schedule 13G Template

Page 4 of 5 Pages

(b) Percent of class: 6.88%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,563,124

(ii) Shared power to vote or to direct the vote _________.

(iii) Sole power to dispose or to direct the disposition of 16,778

(iv) Shared power to dispose or to direct the disposition of _________.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

This Item 5 is not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Piedmont Capital Partners, LLC, a North Carolina limited liability company, has the right to receive dividends from, and the proceeds from the sale of, 1,381,938 shares of the common stock of the issuer over which Louise F. Brady has sole voting power. Piedmont Capital Partners II, LLC, a North Carolina limited liability company, has the right to receive dividends from, and the proceeds from the sale of, 164,408 shares of the common stock of the issuer over which Louise F. Brady has sole voting power. The 2016 James and Louise Brady GST Trust has the right to receive dividends from, and the proceeds from the sale of, 16,778 shares of the common stock of the issuer over which Louise F. Brady has sole dispositive and voting power.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G Template

Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/22/2022	Signature:	/s/ Louise F. Brady

	Name:	Louise F. Brady